United States securities and exchange commission logo





                              January 26, 2024

       Tony Tianyu Hou
       Chief Financial Officer
       Sea Limited
       1 Fusionopolis Place, #17-10
       Galaxis Singapore 138522

                                                        Re: Sea Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed April 6, 2023
                                                            File No. 001-38237

       Dear Tony Tianyu Hou:

              We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       Results of Operations
       Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 97

   1. Your response to prior comment 1 cites the presentation of certain metrics outside of this section. It appears
some of these metrics are presented only for periods within fiscal 2022.
                                                        To the extent these
metrics are used as part of your comparative discussion and analysis of results of operations,
please present these metrics for each period discussed. Further, you have represented that
in future filings you will either repeat or cross-reference certain metrics cited in your
response. Please include any metrics cited as part of your discussion as opposed to
cross-referencing here or in other portions of this section referred to in your responses for the
reader's convenience. Note the introductory paragraph of Item 5 of Form
 Tony Tianyu Hou
FirstName
Sea LimitedLastNameTony Tianyu Hou
Comapany
January 26,NameSea
            2024   Limited
January
Page 2 26, 2024 Page 2
FirstName LastName
         20-F states the "discussion must include other statistical data that the company believes will enhance a reader's understanding ..."
2. Refer to your response to prior comment 3. Please disclose the impact digital financial services had on gross profit and gross margin, as digital financial services appears to be a material component of your "e-commerce and other services" category. Additionally, information in your response regarding margins of the respective revenue sources noted
         appears to be useful information for investors to better understand your operations; please consider disclosing this.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
Operating Activities, page 102

3. Refer to your response to prior comment 5. You refer to announcements in earnings calls during fiscal 2022 regarding overall cost saving initiatives and G&A and R&D expense patterns occurring in fiscal 2022. However, it does not appear that such discussion is included in the analysis of the change in operating cash flows for fiscal 2022 in the Form 20-F. This information appears to describe circumstances directly impacting operating cash that is useful to investors that should be disclosed. Your response also mentions the decrease in accrued expenses and other payables negatively impacted operating cash flows yet you state the reason for the decreased accruals was due to cost saving initiatives the suggests increased operating cash flow. We remind you that citing changes in working capital items, among other items, reported in the statement of cash flows may not provide a sufficient basis to understand why the amount of reported operating cash changed between periods. In this regard, refer to section III.D of Release
         No. 33-6835, section IV.B.1 of Release No.33-8350 and Release No. 33-10890 for
         guidance.
E. Critical Accounting Estimates, page 107

4. Refer to your response to prior comment 7. In your response you refer to disclosure contained in the notes to the financial statements that is applicable to your disclosure here. Please note your disclosure here should supplement, not duplicate, the description of accounting policies in the notes to the financial statements pursuant to the first paragraph of Item 5.E of Form 20-F. Please revise your disclosure here to include insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported for the critical estimate items disclosed.
 Tony Tianyu Hou
Sea Limited
January 26, 2024
Page 3


Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Revenue recognition
(i) Digital entertainment revenue, page F-36

5. Refer to your response to prior comment 9. Once funds for escrow payables and advances from customers are transferred to deferred revenue, please explain to us and disclose the basis of how amounts are reclassified from deferred revenue to revenue. Refer to ASC
         606-10-50-9 and 10.
(iii) Digital financial services, page F-38

6. Refer to prior comment 8. Regarding loans granted to consumer customers, please consider disclosing in an appropriate place in your filing their nature, purpose and terms, including length, repayment and interest rates. We did not notice disclosure in this regard in your filing. As loans receivables with consumer customers is one of your largest assets, providing further information about it appears to be useful information to investors to better understand your business.
Note 21. Segment Reporting, page F-72, page F-72

7. Refer to your response to prior comment 14. Please revise your disclosure to specifically state you do not allocate assets to reporting segments. Refer to ASC 280-10-50-26.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTony Tianyu Hou                              Sincerely,
Comapany NameSea Limited
                                                               Division of
Corporation Finance
January 26, 2024 Page 3                                        Office of Trade
& Services
FirstName LastName